SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03025841


SEC MAIL PROCESSING
RECEIVED
JUN 2 ? 2003
WASH. D.C. 188 SECTION

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2002**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from___________to__________

Commission File Number 333-49729

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UnionBancorp, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UnionBancorp, Inc.
321 West Main Street
Ottawa, Illinois 61350

REQUIRED INFORMATION

The UnionBancorp, Inc. 401(k) Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K. The written consent of Crowe Chizek and Company LLC is attached as Exhibit 99.2 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIONBANCORP, INC.
401(k) PROFIT SHARING PLAN

Date: June 24, 2003

By: Paul R. Tingley
Paul R. Tingley, Trustee

UNIONBANCORP, INC. 401(k) PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description	Sequential Page No.
99.1	Financial Statements	5
99.2	Consent of Crowe Chizek and Company LLP	17
99.3	§906 Certification	18

EXHIBIT 99.1

UNIONBANCORP, INC.
401(k) PROFIT SHARING PLAN
Ottawa, Illinois

FINANCIAL STATEMENTS
December 31, 2002 and 2001

UNIONBANCORP, INC.
401(k) PROFIT SHARING PLAN
Ottawa, Illinois

FINANCIAL STATEMENTS
December 31, 2002 and 2001

CONTENTS


Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Plan Administrator
UnionBancorp, Inc. 401(k) Profit Sharing Plan
Ottawa, Illinois

We have audited the accompanying statements of net assets available for benefits of the UnionBancorp, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2002 basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
April 17, 2003

UNIONBANCORP, INC.
401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash	$ 107	$ 20,890
Investments (Note 4)	3,260,737	2,707,366
Employer's contribution receivable	-	137,670
	3,260,844	2,865,926
NET ASSETS AVAILABLE FOR BENEFITS	$ 3,260,844	$ 2,865,926

See accompanying notes to financial statements.

UNIONBANCORP, INC.
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2002

Additions to net assets attributed to	
Investment income	
Net depreciation in fair value of investments (Note 4)	$ (333,762)
Interest	4,219
Dividends	37,327
	(292,216)
Contributions	
Participant wage deferrals	585,019
Rollovers	25,517
Employer	321,213
	931,749
Total additions	639,533
Deductions from net assets attributed to	
Benefits paid to participants	221,942
Administrative expenses	22,673
Total deductions	244,615
Net increase	394,918
Net assets available for plan benefits	
Beginning of year	2,865,926
End of year	$ 3,260,844

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the UnionBancorp, Inc. 401(k) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering employees of UnionBancorp, Inc. (the Company) and certain of its subsidiaries, including UnionBank; UnionBank/West; UnionBank/Central; UnionBank/Northwest, and UnionFinancial Services and Trust Company. The Plan was established effective January 1, 1998 and covers all employees who have completed six months of service and are age twenty and one-half or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The administrator of the Plan is UnionBancorp, Inc. (the Administrator) and the trustee of the Plan is UnionBank (the Trustee), which is a subsidiary of the Administrator. The Trustee is the custodian of the Plan's assets.

Contributions: Each year participants may contribute up to the maximum allowed under Internal Revenue Code Sections 402(g) and 415 of their annual compensation. The Company can make a discretionary contribution, subject to certain limitations under applicable federal income tax laws and regulations, on an annual basis. The Company's discretionary contribution is allocated to participant accounts on the last day of the year based on the ratio of each participant's eligible compensation for the year to total eligible compensation for the year. The Company's discretionary matching contribution is allocated to participant accounts on the last day of the year based on each participant's voluntary contributions. The employer contributed 3% of eligible wages for the 2002 plan year.

Participant Accounts: Each participant's account is credited with that employee's contributions and an allocation of plan earnings. Employer contributions are allocated to participant accounts in proportion to employee contributions or employee compensation, as provided in the plan document. Plan earnings are allocated to participant accounts in proportion to the participant's account balance to total account balances in each investment. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Upon termination of a participant, the portion of the employer contribution account not vested will be forfeited and allocated to eligible participants as of the last day of the plan year the terminated participant receives a distribution.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon attainment of early retirement age (55) and completion of seven years of service, normal retirement age (65), death, or disability.

(Continued)

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting: Participants are immediately vested in their voluntary contributions and any employer safe-harbor contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after seven years of credited service in accordance with the table below.

Years of Service	Percent Vested
Less than three	0%
Three	20%
Four	40%
Five	60%
Six	80%
Seven	100%

Payment of Benefits: Upon retirement, death, disability, or other termination of employment with the Company, participants or designated beneficiaries may receive distributions of their vested accounts in lump-sum amounts.

Loan Provisions: Participants may borrow up to 50% of their account balance up to a maximum of $50,000. The loan will accrue interest as defined by the Plan.

Investment Options: Upon enrollment in the Plan, a participant may direct contributions in the investment options made available by the Administrator. The employee may elect to direct these contributions in multiples of 10%. Employer contributions are allocated in the same percentages as the employee has elected. The investment options are derived from a combination of various mutual funds and a money market fund. Plan participants are allowed to reallocate funds between investment options on a daily basis.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Accounting Method: The Plan uses the accrual basis of accounting.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Investments: Investments in mutual funds are stated at quoted market prices. The fair value of money market accounts is the amount payable on demand at the reporting date. Investments in common stock are stated at fair value. The fair value of UnionBancorp, Inc. common stock is determined by a quoted market price. Purchases and sales of investments are accounted for on the trade date. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned. Participant loans are carried at their remaining balance, which approximates fair value.

Risks and Uncertainties: The Plan provides for various investment options in mutual funds and employer stock. The underlying investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and the participants' individual account balances.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of the Plan's termination, participants will become 100% vested in their accounts.

NOTE 4 - INVESTMENTS

The following table presents the fair value of plan investments as of December 31, 2002 and 2001. Investments that represent 5% or more of the Plan's net assets are separately identified.

(Continued)

NOTE 4 - INVESTMENTS (Continued)

	2002	2001
Investments at fair value as determined by quoted market prices		
Money market funds		
Federated Automated Cash Management Fund	$ 925,985	$ 557,662
Mutual funds		
Federated Capital Appreciation Fund	226,514	203,395
Federated Managed Growth Portfolio	342,067	476,671
Federated Managed Moderate Growth Portfolio	283,235	312,670
Federated Total Return Bond Fund	176,300	55,229
Common stock		
UnionBancorp, Inc. common stock (20,362 and 18,862 shares at December 31, 2002 and 2001)	308,688	259,402

During the year ended December 31, 2002, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$ (356,708)
Common stock	22,946
Net change in fair value	$ (333,762)

NOTE 5 - PARTIES-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Fees in the amount of $14,813 and $7,860 were paid to UnionFinancial Services and Trust Company and Federated for trustee and plan recordkeeping services, respectively. Professional fees for the audit of the Plan and other administrative costs of the Plan were paid by the Company. At December 31, 2002 and 2001, all plan assets were considered to be party-in-interest investments.

NOTE 6 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid as of the Plan's year end. Amounts allocated to these participants were $41,022 and $17,273 at December 31, 2002 and 2001, respectively.

(Continued)

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated November 19, 2001 that the Non-Standardized Profit Sharing Plan (Prototype) upon which the Company's plan is based is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan's Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Plan was also restated to comply with GUST and EGTRRA effective January 1, 2002. The tax acts that are included in GUST are GATT (the Uruguay Round Agreements Act of the General Agreement on Tariffs and Trade), USERRA (the Uniformed Services Employment and Reemployment Rights Act of 1994), SBJPA (the Small Jobs Protection Act of 1996), and TR '97 (the Taxpayer Relief Act of 1997). In addition to GUST, the Plan was also updated for IRSRRA (the Internal Revenue Service Restructuring and Reform Act of 2000) and CRA (the Community Renewal Tax Relief Act of 2000). EGTRRA is the Economic Growth and Tax Relief Reconciliation Act.

SUPPLEMENTAL SCHEDULE

UNIONBANCORP, INC.
401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2002

Name of Plan Sponsor: UnionBancorp, Inc.
Employer Identification Number: 36-3145350
Three Digit Plan Number: 002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost**	(e) Current Value
		Money Market Funds		
*	Federated	Automated Cash Management Fund		$ 925,985
*	Federated	Stock Liquidity Fund		13,237
		Mutual Funds		
*	Federated	Managed Income Portfolio		103,937
*	Federated	Managed Growth Portfolio		342,067
*	Federated	Total Return Bond Fund		176,300
*	Federated	Managed Moderate Growth Portfolio		283,235
*	Federated	Managed Conservative Growth Portfolio		101,508
*	Federated	Mini-Cap Fund		24,159
*	Federated	Mid-Cap Fund		99,292
*	Federated	Max-Cap Fund		127,736
*	Federated	International Equity Fund		80,871
*	Federated	Capital Appreciation Fund		226,514
*	Federated	Growth Strategies Fund		82,397
*	Federated	Kaufmann Fund		133,766
*	Federated	Stock Trust Fund		104,270
*	Federated	Communications Technology Fund		59,384
		Common Stock		
*	UnionBancorp, Inc.	20,362 shares		308,688
		Participant Loans		
*	Participant loans	Interest rates 5.25% - 10.5%		67,391
	Total investments			$ 3,260,737

* Party-in-interest.
** Not applicable for participant-directed investments.

EXHIBIT 99.2


Crowe

Crowe Chizek and Company LLC
Member Horwath International

CONSENT OF INDEPENDENT AUDITORS

Plan Administrator
UnionBancorp, Inc.
401(k) Profit Sharing Plan
Ottawa, Illinois

We consent to the incorporation by reference of our report dated April 17, 2003 on the UnionBancorp, Inc. 401(k) Profit Sharing Plan ("the Plan") 2002 financial statements included in the Form 11-K of the Plan for the year ended December 31, 2002 into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission for the Plan.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
June 20, 2003

Exhibit 99.3

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the UnionBancorp, Inc. 401(k) Profit Sharing Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I Paul R. Tingley, Trustee of the Plan, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



Paul R. Tingley
Trustee

June 24, 2003